Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	(in thousands)
	For the six months ended June 30,		For the year ended December 31, 2005	Period May 13, to Dec. 31, 2004	Period Jan. 1, to Sept. 30, 2004		For the year ended Dec. 31, 2003	Period May 10, to Dec. 31, 2002	Period Jan. 1, to May 9, 2002	For the year ended Dec. 31, 2001
	2006	2005
Earnings:
Pretax income	$(9,211)	$31,169	$48,486	$6,840	$(107,663)		$(176,743)	$(829,595)	$743,966	$(117,598)
Fixed charges	7,615	7,385	16,198	3,865	115,483		147,316	81,222	37,045	139,613
Capitalized interest, net of amortization	(286)	—	(293)	—	—		—	—	—	—

Earnings before taxes and fixed charges	(1,882)	38,554	64,391	10,705	7,820		(29,427)	(748,373)	781,011	22,015

Fixed charges:
Interest expense (including capitalized interest)	4,941	6,236	13,356	3,187	114,211		145,892	80,405	36,666	138,655
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,253	548	1,784	266	—		—	—	—	—
Estimated interest expense within rental expense	421	601	1,058	412	1,272		1,424	817	379	958

Total fixed charges	7,615	7,385	16,198	3,865	115,483		147,316	81,222	37,045	139,613

Ratio of earnings to fixed charges	(a )	5.22x	3.98x	2.77x	(a	)	(a )	(a )	21.08x	(a	)

(a)	Ratio of earnings to fixed charges is computed on a total company basis including our consolidated subsidiaries. Earnings consist of income from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Total fixed charges exceeded earnings by $16,826 for the six months ended June 30, 2006, $223,146 for the period from January 1, 2004 to September 30, 2004, $324,059 for the year ended December 31, 2003, $910,817 for the period from May 10, 2002 to December 31, 2002 and $257,211 for the year ended December 31, 2001.